                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           CROWLEY, MILNER AND COMPANY
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   228093-10-0
                                 (CUSIP Number)

                                Neil Bulman, Jr.
                         Porter, Wright, Morris & Arthur
                              41 South High Street
                               Columbus, OH 43215
                                  614-227-2219

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 28, 1998

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d-1(b) (3) or (4), check the following box [ ]

CUSIP No. 228093-10-0

1.       Names of Reporting Person: Jay L. Schottenstein, Trustee
         S.S. or I.R.S. Identification No. of Above Individual (optional): N/A

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [X]
                  (b)      [ ]

3.       SEC Use Only

4.       Source of Funds: 00

5. Check Box if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                  [   ]

6.       Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power: 514,800

8.       Shared Voting Power: 300,000

9.       Sole Dispositive Power: 514,800

10.      Shared Dispositive Power: 300,000

11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 814,800

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                  [   ]

13.      Percent of Class Represented by Amount in Row (11): 52.7%

14.      Type of Reporting Person: IN

CUSIP No. 228093-10-0
Page -3-

1. Names of Reporting Person: Value City Department Stores, Inc. S.S. or I.R.S. Identification No. of Above Individual (optional):
         31-1322832

2.       Check the Appropriate Box if a Member of a Group:

                  (a)      [X]
                  (b)      [ ]

3.       SEC Use Only

4.       Source of Funds: 00

5. Check Box if Disclosure of legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                  [   ]

6.       Citizenship or Place of Organization: Ohio corp.

Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power: 300,000

8.       Shared Voting Power: -0-

9.       Sole Dispositive Power: 300,000

10.      Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 300,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                  [   ]

13.      Percent of Class Represented by Amount in Row (11): 19.4%

14.      Type of Reporting Person: CO

CUSIP No. 228093-10-0
Page -4-

ITEM 1.           Security and Issuer

         This statement relates is the common stock of Crowley, Milner and Company, a Michigan corporation (the "Issuer"), whose principal executive offices are located at 2301 West Lafayette Blvd., Detroit, Michigan 48216.

ITEM 2.           Identity and Background

         (a) This statement is filed on behalf of Jay L. Schottenstein ("Mr. Schottenstein"), in his capacity as Trustee of those Trusts listed on the signature page hereto (the "Trusts"), and on behalf of Value City Department Stores, Inc., an Ohio corporation ("Value City"), which operates as its principal business a chain of full-line, off-priced department stores.

         (b) Mr. Schottenstein's business address is c/o Schottenstein Stores Corporation, 1800 Moler Road, Columbus, Ohio 43207. The address of Value City's principal business and principal office is 3241 Westerville Road, Columbus, Ohio 43224.

         (c) Mr. Schottenstein's principal occupation is Chairman of Schottenstein Stores Corporation, 1800 Moler Road, Columbus, Ohio 43207.

         (d) During the last five years, neither Mr. Schottenstein nor Value City has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither Mr. Schottenstein nor Value City was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f)      Mr. Schottenstein is a citizen of the United States.

ITEM 3.           Source and Amount of Funds or Other Consideration

         Pursuant to a Stock Purchase Agreement, dated as of December 28, 1998 (the "Purchase Agreement"), by and among Value City, as Buyer, and JoAnn S. Cousino, Joseph C. Keys and Richard S. Keys (collectively "Sellers"), Value City acquired a total of 300,000 shares of common stock of the Issuer in exchange for issuance of 25,000 shares of common stock of Value City.

CUSIP No. 228093-10-0
Page -5-

ITEM 4.           Purpose of Transaction


         Mr. Schottenstein, as Trustee of the Trusts, acquired the 514,800 shares of the Issuer's common stock pursuant to an Agreement and Plan of Reorganization between the Issuer and the Trusts, as the sole shareholders of Steinbach Stores, Inc., dated November 17, 1995 (the "Steinbach Acquisition Agreement"). The issuance of the 514,800 shares was approved by the Issuer's shareholders at its 1996 annual meeting. Pursuant to the terms of the of the Steinbach Acquisition Agreement, the Issuer agreed to either appoint or nominate for election as directors of the Issuer individuals selected by Mr. Schottenstein, as Trustee for the Trusts, so that the percentage of representation by such individuals on the Board of the Issuer approximated the percentage ownership of the Issuer's common stock by the Trusts. The current individuals selected by Mr. Schottenstein in connection with the foregoing as representatives of the Trusts on the Issuer's Board of Directors consist of:
Thomas R. Ketteler, Benton E. Kraner, and James L.
Schaye, Jr.

         Mr. Schottenstein, and members of his family, own Schottenstein Stores Corporation ("SSC"). SSC owns 56.3% of the common stock of Value City. The acquisition of 300,000 shares of the Issuer's common stock by Value City pursuant to the Stock Purchase Agreement, resulted in Schottenstein Stores Corporation and its affiliates obtaining beneficial ownership of a total of 814,800 shares of the Issuer's common stock, representing 52.7% of the Issuer's outstanding shares. In connection with the acquisition of this controlling interest in the Issuer, at the request of SSC, seven of the Issuer's 12 directors resigned, leaving the three Schottenstein appointed directors and two other directors. Mr. Schottenstein, as Trustee of the Trusts, and Value City intend to work with the management of the Issuer in assessing the Issuer's current financial situation and all reasonable options for the continuation or termination of the business of the Issuer.

ITEM 5.           Interest in Securities of the Issuer

         (a) Mr. Schottenstein, as Trustee of the Trusts, owns 514,800 shares of the Issuer's common stock, representing 33.3% of the outstanding shares. Value City owns 300,000 shares of the Issuer's common stock, representing 19.4% of the outstanding common stock.

         (b) Mr. Schottenstein, as Trustee of the Trusts, has sole power to vote and dispose of the shares owned by the Trusts. Mr. Schottenstein, as Chairman of the Board of Directors of Value City, has the right to vote or dispose of the shares of the Issuer owned by Value City, subject to the direction of the Board of Directors of Value City.

         (c) The Trusts acquired their shares of the Issuer pursuant to the Steinbach Acquisition Agreement described in Item 4 above. Value City acquired its shares of the Issuer pursuant to the Stock Purchase Agreement described in Item 3 above.

CUSIP No. 228093-10-0
Page -6-

         (d)      N/A.

         (e)      N/A.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Reference is made to information contained under Item 5.

ITEM 7.           Material to Be Filed as Exhibits

         The following exhibits are filed with this schedule:

         Exhibit A: Stock Purchase Agreement, dated as of December 28, 1998, among Value City and the Sellers.

         Exhibit B: Registration Rights Agreement, dated as of December 28,
                    1998, among Value City and the Sellers.

         Exhibit C: Filing Agreement, dated January 8, 1999, among Value City and Mr. Schottenstein, as Trustee of the Trusts.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  January 8, 1999                 /s/  Jay L. Schottenstein
                                    --------------------------------------------
                                    Jay L. Schottenstein, Trustee of each of the
                                    Jerome Schottenstein Sub-S Trusts Nos. 1
                                    through 10

                                    VALUE CITY DEPARTMENT STORES, INC.



DATED:  January 8, 1999             By:  /s/  Jay L. Schottenstein
                                       -----------------------------------------
                                       Jay L. Schottenstein, Chairman

                                                                       EXHIBIT A


                            STOCK PURCHASE AGREEMENT
                            ------------------------

         This Stock Purchase Agreement (this "Agreement") is made and entered into as of December 28, 1998 by and among Value City Department Stores, Inc., an Ohio corporation ("Buyer"), and JoAnn S. Cousino, Joseph C. Keys and Richard S. Keys (collectively, "Sellers").

         A. JoAnn S. Cousino owns 100,626 shares of the common stock of Crowley, Milner and Company, a Michigan corporation (the "Company"), Joseph C. Keys owns 100,542 shares of the common stock of the Company, and Richard S. Keys owns 101,097 shares of the common stock of the Company, and Sellers collectively own 302,265 shares of the common stock of the Company representing 19.6% of the issued and outstanding shares of the Company.

         B. Sellers desire to sell the following shares (the "Shares") to Buyer:
JoAnn S. Cousino - 99,600 shares, Richard S. Keys - 100,800 shares and Joseph C. Keys - 99,600 shares, and Buyer desires to purchase the Shares from Sellers, all on the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter contained, the parties hereto agree as follows:

                                   ARTICLE 1.
                           SALE AND PURCHASE OF SHARES
                           ---------------------------

         Section 1.1. Sale and Purchase of Shares. Upon the terms and subject to the conditions hereinafter set forth, Sellers, jointly and severally, agree to sell, transfer, assign and deliver the Shares to Buyer, and Buyer agrees to purchase the Shares from Sellers, free and clear of all security interests, liens, pledges, claims, charges, escrows, encumbrances, options, rights of first refusal, mortgages, indentures, security agreements or other agreements, arrangements, contracts, commitments, understandings or obligations, whether written or oral and whether or not relating in any way to credit or the borrowing of money.

         Section 1.2. Delivery of Shares. Upon execution of this Agreement, Sellers shall deliver to Buyer all of the share certificates representing the Shares duly endorsed in blank or otherwise in transferable form satisfactory to Buyer, together with such legal opinions and other documents deemed reasonably necessary by Buyer to immediately transfer the Shares on the books and records of the Company.

                                   ARTICLE 2.
                                 PURCHASE PRICE
                                 --------------

         Section 2.1. Purchase Price. The purchase price (the "Purchase Price") for all of the Shares shall be a total of 25,000 shares of common stock of the Buyer (the "VCD Shares"), allocated 8,300 shares to JoAnn S. Cousino, 8,400 shares to Richard S. Keys, and 8,300 shares to Joseph C. Keys.

         Section 2.2. Payment. The Purchase Price shall be paid by delivery of certificates for the VCD Shares registered in the name of the Sellers as soon as practical following the execution of this Agreement.

         Section 2.3. Registration Agreement. Simultaneous with the execution of this Agreement, the Buyer and the Sellers are entering into that certain Registration Rights Agreement (the "Registration Agreement") providing the Sellers certain registration rights with respect to the VCD Shares.

                                   ARTICLE 3.
              REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF SELLERS
              -----------------------------------------------------

         Each Seller, jointly and severally, hereby represents and warrants to Buyer and agrees with Buyer as follows:

         Section 3.1. Capitalization. The authorized capital stock of the Company consists of 4,000,000 shares of common stock, and as of the date of this Agreement, 1,544,462 shares of common stock of the Company are issued and outstanding. All of the Shares were validly issued and are fully paid and nonassessable.

         Section 3.2. Authority Relative to this Agreement; Title to the Shares. Each Seller has the full legal right, capacity and power required to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. This Agreement has been duly executed and delivered by Sellers and, assuming the due execution and delivery of this Agreement by Buyer, this Agreement constitutes the valid and binding obligation of Sellers enforceable against Sellers in accordance with its terms, has been duly authorized by all necessary action and no other action on the part of any Seller is necessary to authorize this Agreement or to consummate the transactions contemplated under this Agreement. Sellers own and shall transfer the Shares to Buyer free and clear of all security interests, liens, pledges, claims, charges, escrows, encumbrances, options, rights of first refusal, mortgages, indentures, security agreements or other agreements, arrangements, contracts, commitments, understandings or obligations, whether written or oral and whether or not relating in any way to credit or the borrowing of money.

         Section 3.3. No Conflict; Required Filings and Consents.

         (a) The execution, delivery and performance of this Agreement by each of the Sellers does not and will not: (i) conflict with or violate the articles of incorporation or code of regulations of the Company or the equivalent organizational documents of any of its subsidiaries; (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties are bound or affected; or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties are bound or affected.

         (b) The execution, delivery and performance of this Agreement by the Sellers and the consummation of the stock purchase pursuant hereto (the "Stock Purchase") do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Federal, state or local government or any court, administrative agency or commission or other governmental authority, official or agency, domestic or foreign (a "Governmental Entity"), except for (i) filings or notifications the failure of which to make or obtain could not reasonably be expected to (x) prevent or materially delay consummation of the Stock Purchase or (y) have a Material Adverse Effect. When used in connection with the Company or a subsidiary, the term "Material Adverse Effect" means any change or effect that, either individually or in the aggregate with all other changes or effects, is materially adverse to the assets, business, condition (financial or otherwise), prospects or results of operations of the Company and its subsidiaries taken as a whole.

         Section 3.4. Disclosure. None of the representations, warranties or covenants contained in this Agreement made by Sellers, contains any untrue statement of material fact or omits a material fact necessary to make the statements contained herein or therein not misleading.

         Section 3.5. Acquisition of VCD Shares. Each Seller represents, warrants and agrees that:

         (a) the VCD Shares being issued and delivered to Seller hereunder are being acquired by Seller for Seller's own account for investment and not with a view to any resale or distribution thereof;

         (b) Seller has had ready access to any and all documents filed by Buyer with the Securities and Exchange Commission and all recent press releases of Buyer and Seller has reviewed all such documents deemed relevant by Seller;

         (c) Seller understands and agrees that (i) in reliance upon its representations, the VCD Shares have not been registered under the 1933 Act in reliance upon Section 4(2) of the 1933 Act and Regulation D thereunder; (ii) because the VCD Shares are not so registered, Seller must bear the economic risk of holding the VCD Shares for an indefinite period of time unless the VCD Shares is subsequently registered under the 1933 Act or an exemption from such registration is available with respect thereto; (iii) neither Buyer nor anyone else has undertaken to register for resale any of the VCD Shares under the 1933 Act, except as set forth in the Registration Agreement; (iv) SEC Rule 144 may or may not be available for resales of the VCD Shares in the future; and (v) while there is presently a trading market for the common shares of Buyer, there is no assurance that such market will be in existence in the future; and

         (d) the certificates evidencing the VCD Shares shall bear a legend in substantially the following form:

         THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE, AND HAVE BEEN ISSUED PURSUANT TO EXEMPTIONS FROM REGISTRATION THAT DEPEND IN PART ON THE INTENT OF THE PURCHASER TO ACQUIRE FOR INVESTMENT AND WITHOUT A VIEW TOWARDS DISTRIBUTION. THEREFORE, SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED EXCEPT UPON REGISTRATION OR UPON DELIVERY TO THE COMPANY OF COMMUNICATIONS FROM THE SECURITIES AND EXCHANGE COMMISSION AND ANY STATE REGULATORY AUTHORITIES CONCERNED, OR AN OPINION OF COUNSEL SATISFACTORY TO COUNSEL FOR THE COMPANY, THAT REGISTRATION IS NOT REQUIRED FOR SUCH SALE OR TRANSFER.

                                   ARTICLE 4.
                     REPRESENTATIONS AND WARRANTIES OF BUYER
                     ---------------------------------------

         Buyer warrants and represents to and covenants with Sellers as follows:

         Section 4.1. Organization of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and any necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approval could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the assets, business, condition (financial or otherwise), prospects or results of operations of Buyer and its subsidiaries taken as a whole.

         Section 4.2. Validity and Execution. Buyer has full legal right, capacity and power and all requisite authority and approval required to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder, subject to approval of the transactions contemplated pursuant to this Agreement and each of the other agreements required to be entered into pursuant hereto by Buyer by the board of directors of Buyer. This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding obligation of Buyer enforceable against it in accordance with its terms.

         Section 4.3. No Conflict; Required Filings and Consents.

         (a) The execution, delivery and performance of this Agreement by Buyer does not and will not: (i) conflict with or violate the articles of incorporation or code of regulations of the Buyer or the equivalent organizational documents of any of its subsidiaries; (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Buyer or any of its subsidiaries or by which its or any of their respective properties are bound or affected; or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) or result in the loss of a material benefit under, or give rise to any right of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Buyer or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Buyer or any of its subsidiaries is a party or by which Buyer or any of its subsidiaries or its or any of their respective properties are bound or affected; except for any such conflicts, violations, breaches, defaults, liens or other occurrences which could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Buyer's ability to perform its obligations hereunder.

         (b) The execution, delivery and performance of this Agreement by Buyer and the consummation of the Stock Purchase pursuant hereto do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for such filings or notifications the failure of which to make or obtain could not reasonably be expected to (x) prevent or materially delay consummation of the Stock Purchase or (y) have a material adverse effect on the Buyer's ability to perform its obligations hereunder.

         Section 4.4. Compliance. Neither Buyer nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Buyer or any of its subsidiaries or by which its or any of their respective properties are bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Buyer or any of its subsidiaries is a party or by which Buyer or any of its subsidiaries or its or any of their respective properties are bound or affected, except for any such conflicts, defaults or violations which could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Buyer's ability to perform its obligations hereunder.

         Section 4.5. Disclosure. None of the representations, warranties or covenants contained in this Agreement made by Buyer, contains any untrue statement of material fact or omits a material fact necessary to make the statements contained herein or therein not misleading. Buyer has furnished to Sellers copies of Buyer's Annual Report on Form 10-K, for the year ended August 1, 1998 and its Quarterly Report on form 10-Q, for the quarter ended October 31, 1998 and its Proxy Statement for its annual meeting held on December 3, 1998 and has made available all information requested by Seller.

                                   ARTICLE 5.
                               GENERAL PROVISIONS
                               ------------------

         Section 5.1. Survival of Representations, Warranties and Agreements. The representations, warranties and agreements in this Agreement shall survive the closing of this Agreement.

         Section 5.2. Fees and Expenses. Each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

         Section 5.3. Amendment. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

         Section 5.4. Remedies/Specific Performance. Sellers recognizes that in the event Sellers wrongfully refuse to perform the provisions of this Agreement, monetary damages alone my not be adequate and Buyer shall, therefore, be entitled in such event to obtain specific performance of the terms of this Agreement, in which event Buyer shall also be entitled to recovery of reasonable attorneys' fees and other costs of enforcing its rights hereunder. In any action to enforce the provisions of this Agreement, Sellers shall waive the defense that there is an adequate remedy at law or equity and Sellers further agrees that Buyer shall have the right to obtain specific performance of the terms of this Agreement without being required to prove actual damages, post bond or furnish other security.

         Section 5.5 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by fax or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice): if to Buyer:

         Value City Department Stores, Inc.
         3241 Westerville Road
         Columbus, Ohio 43224
         Attention:  Martin P. Doolan, President and CEO
         Fax: 614-478-3563

with copies to:

         Porter, Wright, Morris & Arthur
         41 South High Street
         Columbus, Ohio 43215
         Attention:  Neil Bulman, Jr., Esq.
         Fax: 614-227-4492

if to the Sellers:

         c/o Paul R. Rentenbach, Esq.
         Dykema Gossett PLLC
         400 Renaissance Center
         Detroit, Michigan 48243
         Fax: 313-568-6832

         Section 5.6. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

         Section 5.7. Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of law or otherwise, except that Buyer may assign all or any of its rights and obligations hereunder to any direct or indirect wholly owned subsidiary or subsidiaries of Buyer.

         Section 5.8. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their permitted assigns. Except as provided in the preceding sentence, nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

         Section 5.9. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Ohio, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         Section 5.10. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

         Section 5.11. Further Assurances. At any time and from time to time after the closing, at Buyer's request and expense, and without further consideration, Sellers shall promptly execute and deliver all such further agreements, certificates, instruments and documents, and perform such further actions, as Buyer may reasonably request in order to fully consummate the transactions contemplated hereby and carry out the purposes and intent of this Agreement.

         Section 5.12. Interpretation. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine, or neuter, as the context requires.

         IN WITNESS WHEREOF, Buyer and the Sellers have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

BUYER:                                           SELLERS:
Value City Department Stores, Inc.
                                                      /s/ JoAnn S. Cousino
                                                 -------------------------------
By: /s/Robert M. Wysinski                             JoAnn S. Cousino
   -----------------------------
Its: Senior Vice President/CFO
                                                      /s/ Joseph C. Keys
                                                 -------------------------------
                                                      Joseph C. Keys

                                                      /s/ Richard S. Keys
                                                 -------------------------------
                                                      Richard S. Keys

                                                                       EXHIBIT B

                          REGISTRATION RIGHTS AGREEMENT

         This Registration Rights Agreement (this "Agreement") is made and entered into as of December 28, 1998 (the "Effective Date") by and among Value City Department Stores, Inc., an Ohio corporation (the "Company"), JoAnn S. Cousino, Joseph C. Keys and Richard S. Keys (collectively, "Buyers").

                                    RECITALS

         A. Buyers and the Company have entered into a certain Stock Purchase Agreement dated of even date herewith (the "Stock Purchase Agreement"), pursuant to which the Company is issuing a total of 25,000 shares of common stock of the Company to Buyers (the "Stock Purchase"), and in which the Buyers have requested certain registration rights.

         B. The Stock Purchase will benefit the Company by increasing the float for its shares and the Company deems it to be in its best interests to provide Buyers with certain registration rights on the terms and conditions set forth in this Agreement.

         NOW, THEREFORE, in consideration of the mutual benefits to be derived from this Agreement, the parties agree as follows:

                                    AGREEMENT

1.       REGISTRATION RIGHTS.
         --------------------

1.1      Definitions.  For purposes of this Section 1:

         (a) Registration. The terms "register," "registered," and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act of 1933, as amended (the "Securities Act"), and the declaration or ordering of effectiveness of such registration statement.

         (b) Registrable Securities. The term "Registrable Securities" means:
(1) all the shares of Common Stock of the Company purchased by Buyers in the Stock Purchase, and (2) any shares of Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for, or in replacement of, all such shares of Common Stock of the Company described in clause (1) of this subsection (b); excluding in all cases, however, any Registrable Securities sold by a person in a transaction in which rights under this Section 1 are not assigned in accordance with this Agreement or any Registrable Securities sold to the public or sold pursuant to Rule 144 promulgated under the Securities Act.

         (c) SEC. The term "SEC" or "Commission" means the U.S. Securities and Exchange Commission.

         (d) Effective Time. The term "Effective Time" shall mean December ___, 1998.

1.2      Demand Registration.

         (a) Request by Buyers. If the Company shall receive at any time within eleven months after the closing of the Stock Purchase a written request ("Request") from Buyers that the Company file a registration statement under the Securities Act covering the registration of Registrable Securities pursuant to this Section 1.2, then the Company shall effect, as soon as reasonably practicable, the registration under the Securities Act of all Registrable Securities which Buyers request to be registered in the Request, subject only to the limitations of this Section 1.2; provided, however, that the Registrable Securities requested by Buyers to be registered pursuant to such request must be at least 20,000 shares of the Registrable Securities issued to Buyers in the Stock Purchase. Notwithstanding the foregoing, if for any reason beyond Buyers' control, Buyers are prevented from registering the minimum number of Registrable Securities required for Buyers to request a registration of Registrable Securities under this Section 1.2, then Buyers shall nevertheless be entitled to have registered pursuant to this Section 1.2, such lesser number of Registrable Securities as they are able to register.

         (b) Maximum Number of Demand Registrations. The Company is obligated to effect only one (1) such registration pursuant to this Section 1.2.

         (c) Expenses. Buyers shall bear all discounts, commissions or other amounts payable to underwriters or brokers with respect to the sale of Registrable Securities by Buyers in such offering, as well as Buyers' Pro Rata Share (as that term is defined below) of all other expenses incurred in connection with a registration pursuant to this Section 1.2, including without limitation all federal and "blue sky" registration and qualification fees, printers' and accounting fees, fees and disbursements of counsel for the Company and for Buyers. As used in this Section 1.2, Buyers's "Pro Rata Share" with respect to an offering, means the percentage obtained by dividing (i) the number of shares of the Company's Common Stock registered by Buyers in such offering by
(ii) the total number of shares of the Company's Common Stock registered in such offering by all parties (including Buyers).

         (d) Rights of the Company. Notwithstanding anything to the contrary in this Section 1.2 or otherwise in this Agreement, the Company shall not be obligated to take any action to effect any such registration pursuant to this
Section 1.2 as follows:

         (i) In any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration unless the Company is already subject to service in such jurisdiction and except as may be required by the Securities Act;

         (ii) If the Company, within ten (10) days of the receipt of a registration Request of Buyers under Section 1.2, gives written notice to Buyers of the Company's bona fide intention to effect the filing, within thirty (30) days of receipt of such Request, of a registration statement with the Commission for the sale of securities by the Company (other than with respect to a registration statement relating to a Rule 145 transaction, an offering solely to employees or any other registration which is not appropriate for the registration of Registrable Securities), in which event, (x) Buyers shall be entitled to exercise its piggyback registration rights under Section 1.3 hereof with respect to such registration, (y) the Company shall be required in good faith to employ all reasonable efforts to cause its registration statement to become effective and to give prompt written notice to Buyers if the Company abandons its effort to file or cause its registration statement to become effective, and (z) in the event the Company gives notice that it has abandoned its registration statement efforts, the Company shall promptly renew its best efforts to register the Registrable Securities that were the subject of Buyers's demand registration Request if so requested in writing by Buyers within ten (10) days after Buyers's receipt of notice that the Company has abandoned its registration efforts;

         (iii) During the period starting with the filing of and ending on the date ninety (90) days immediately following the effective date of any registration statement pertaining to securities of the Company (other than a registration of securities in a Rule 145 transaction or with respect to an employee benefit plan), provided that the Company is actively employing in good faith all reasonable efforts to cause such registration statement to become effective;

         (iv) If the Company shall furnish to Buyers a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company it would be detrimental to the Company or its shareholders for a registration statement to be filed in the near future, then the Company's obligation to use its best efforts to register under this Section
1.2 shall be deferred for a period not to exceed sixty (60) days from the date of receipt of the written Request from Buyers; or

         (v) Unless at least one hundred and twenty (120) days shall have expired from the effectiveness of a previous registration of Registrable Securities pursuant Section 1.3 below in which Buyers was given the opportunity to include in such registration at least the lesser of (i) five percent (5%) of the Registrable Securities issued to Buyers in the Stock Purchase, or (ii) all Registrable Securities then owned by Buyers.

Subject to the foregoing clauses (i) through (v), the Company shall file a registration statement covering the Registrable Securities so requested to be registered as soon as reasonably practicable after receipt of the request of Buyers.

1.3 Piggyback Registrations. The Company shall notify Buyers in writing prior to filing any registration statement under the Securities Act for purposes of effecting a public offering of securities of the Company (including, but not limited to, registration statements relating to secondary offerings of securities of the Company, but excluding registration statements relating solely to any registration under Section 1.2 of this Agreement or any employee benefit plan or a Rule 145 transaction) at any time within eleven months after the closing of the Stock Purchase and will afford Buyers, subject to the terms and conditions set forth herein, an opportunity to include in such registration statement all or any part of the Registrable Securities then held by Buyers. Buyers shall, within five (5) days after receipt of the above-described notice from the Company, notify the Company in writing, and in such notice shall inform the Company of the number of Registrable Securities Buyers wishes to include in such registration statement. If Buyers decide not to include all of their Registrable Securities in any registration statement thereafter filed by the Company, Buyers shall nevertheless continue to have the right to include any Registrable Securities not included in such registration statement in any subsequent registration statement or registration statements as may be filed by the Company with respect to offerings of its securities at any time within eleven months after the closing of the Stock Purchase, all upon the terms and conditions set forth herein. If Buyers are given the opportunity to include in any registration statement filed under this Section 1.3 at least the lesser of
(i) five percent (5%) of the Registrable Securities issued to Buyers in the Stock Purchase, or (ii) all Registrable Securities then owned by Buyers, then Buyers shall not make a request for registration under Section 1.2 hereof for at least one ninety (90) days after the earlier of the termination of such offering or the effectiveness of such registration statement.

         (b) Expenses. Buyers shall bear all discounts, commissions or other amounts payable to underwriters or brokers with respect to the sale of Registrable Securities by Buyers in any offering registered under this Section
1.3 and fees and disbursements of counsel for Buyers in connection with such offering. All other expenses incurred in connection with a registration pursuant to this Section 1.3, including, without limitation all federal and "blue sky" registration and qualification fees, printers' and accounting fees, and fees and disbursements of counsel for the Company shall be borne by the Company.

2.       GENERAL PROVISIONS.
         -------------------

2.1 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by fax or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to the Company:

         Value City Department Stores, Inc.
         3241 Westerville Road
         Columbus, Ohio 43224
         Attention:  Martin P. Doolan, President and CEO
         Fax: 614-478-3563
with copies to:

         Porter, Wright, Morris & Arthur
         41 South High Street
         Columbus, Ohio 43215
         Attention:  Neil Bulman, Jr., Esq.
         Fax: 614-227-4492

if to the Buyers:

         c/o Paul R. Rentenbach, Esq.
         Dykema Gossett PLLC
         400 Renaissance Center
         Detroit, Michigan 48243
         Fax: 313-568-6832

2.2 Entire Agreement. This Agreement, constitutes and contains the entire agreement and understanding of the parties with respect to the subject matter hereof and supersedes any and all prior negotiations, correspondence, agreements, understandings, duties or obligations between the parties respecting the subject matter hereof.

2.3 Amendment of Rights. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Buyers (and/or any of their permitted successors or assigns).

2.4 Governing Law. This Agreement shall be governed by and construed exclusively in accordance with the internal laws of the State of Ohio as applied to agreements among Ohio residents entered into and to be performed entirely within Ohio, excluding that body of law relating to conflict of laws and choice of law.

2.5 Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, then such provision(s) shall be excluded from this Agreement and the balance of this Agreement shall be interpreted as if such provision(s) were so excluded and shall be enforceable in accordance with its terms.

2.6 Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

2.7 Successors And Assigns. The provisions of this Agreement shall not be assigned by the Buyers and shall inure to the benefit of, and shall be binding upon, the successors and assigns of the Company.

2.8 Captions. The captions to sections of this Agreement have been inserted for identification and reference purposes only and shall not be used to construe or interpret this Agreement.

2.9 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

THE COMPANY:                                     BUYERS:
Value City Department Stores, Inc.
                                                    /s/ JoAnn S. Cousino
                                                 -------------------------------
By:  /s/ Robert M. Wysinski                         JoAnn S. Cousino
     -----------------------------
Its: Senior Vice President/CFO
                                                    /s/ Joseph C. Keys
                                                 -------------------------------
                                                    Joseph C. Keys

                                                    /s/ Richard S. Keys
                                                 -------------------------------
                                                    Richard S. Keys

                                                                       EXHIBIT C


                                FILING AGREEMENT


         This agreement is made as of January 8, 1999 between Value City Department Stores, Inc. ("Value City") and Jay L. Schottenstein, as trustee of the trusts listed on the signature page hereto (the "Trusts").

         WHEREAS, Value City owns 300,000 shares of common stock of Crowley, Milner & Company, a Michigan corporation (the "Issuer") and the Trusts own 514,800 shares of the Issuer's common stock; and

         WHEREAS, Value City and the Trusts desire to jointly file with the United States Securities and Exchange Commission (the "SEC") a statement on
Schedule 13D, as required by Rule 13d-1 of the Securities Exchange Act of 1934, as amended.

         NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein, the parties agree as follows:

         Each of Value City and the Trusts agree with the others to jointly file the statement on Schedule 13D relating to the ownership of securities of the Issuer in accordance with the requirements of SEC Rule 13d-1, including sub-paragraph (f) thereof.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above stated.


DATED:  January 8, 1999                    /s/ Jay L. Schottenstein
                                    --------------------------------------------
                                    Jay L. Schottenstein, Trustee of each of the
                                    Jerome Schottenstein Sub-S Trusts Nos. 1
                                    through 10


                                    VALUE CITY DEPARTMENT STORES, INC.


DATED:  January 8, 1999             By:     /s/ Jay L. Schottenstein
                                       -----------------------------------------
                                       Jay L. Schottenstein, Chairman